TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	18

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at June 30, 2024 and September 30, 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	JUNE 30, 2024	SEPTEMBER 30, 2023
ASSETS
Current assets
Cash	$79,256	$33,864
Short-term investments	811	—
Accounts and other receivables (Note 4)	29,931	30,157
Biological assets (Note 5)	14,261	17,355
Inventories (Note 6)	69,818	63,598
Prepaid expenses and deposits	11,575	11,002
	205,652	155,976

Restricted funds	9,440	17,893
Property, plant and equipment (Note 7)	95,435	99,046
Intangible assets	8,795	10,624
Deferred charges and deposits	568	613
Other financial assets (Note 8)	29,780	8,437
Investments in associates	4,895	5,284
Net investment in sublease	183	582
	$354,748	$298,455

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$39,722	$20,007
Other liabilities	801	1,062
Income taxes payable	—	94
Provisions	—	90
Current portion of long-term debt	61	76
Derivative liabilities (Note 9)	7,318	1,102
	47,902	22,431

Long-term debt	39	79
Derivative liabilities (Note 9)	8,520	771
Other long-term liabilities	2,431	3,551
	58,892	26,832

SHAREHOLDERS' EQUITY
Share capital	837,727	776,906
Equity reserves	37,013	33,404
Accumulated other comprehensive loss	(349)	(159)
Accumulated deficit	(578,535)	(538,528)
	295,856	271,623
	$354,748	$298,455
Subsequent events (Note 17)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the three and nine months ended June 30, 2024 and May 31, 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2024	MAY 31, 2023	JUNE 30, 2024	MAY 31, 2023
REVENUE
Gross revenue (Note 14)	$63,605	$48,409	$177,300	$162,189
Excise taxes	(22,545)	(15,624)	(62,157)	(46,590)
Net revenue	41,060	32,785	115,143	115,599
Cost of sales	27,173	32,289	80,483	93,552
Gross margin before fair value adjustments	13,887	496	34,660	22,047
Realized fair value on inventories sold and other inventory charges (Note 6)	(13,728)	(13,588)	(36,713)	(40,286)
Unrealized gain on changes in fair value of biological assets (Note 5)	13,849	8,395	32,361	47,230
Gross margin	14,008	(4,697)	30,308	28,991

OPERATING EXPENSES
General and administrative (Note 15)	9,700	14,483	36,326	37,431
Sales and marketing	5,097	4,550	15,095	13,375
Research and development	2,460	3,463	9,533	9,194
Share-based compensation (Note 10)	1,799	1,202	5,308	4,171
Impairment of property, plant and equipment	—	153,337	—	153,337
Impairment of intangible assets and goodwill	—	37,905	—	37,905
Total operating expenses	19,056	214,940	66,262	255,413

LOSS FROM OPERATIONS	(5,048)	(219,637)	(35,954)	(226,422)
Financing costs	52	64	165	168
Investment income	(1,231)	(967)	(2,516)	(2,937)
Share of loss from investments in associates	122	287	389	989
(Gain) loss on disposal of property, plant and equipment and intangible assets	(707)	(54)	(657)	259
Change in fair value of contingent share consideration	—	(2,892)	(50)	(2,898)
Change in fair value of derivative liabilities and other financial assets (Note 8 & 9)	(6,909)	(1,322)	6,076	(4,785)
Legal recovery	—	—	—	(75)
Share issue costs allocated to derivative warrant liabilities (Note 10)	668	—	668	—
Other non-operating expense	139	—	8	—
Income (loss) before tax	2,818	(214,753)	(40,037)	(217,143)
Income tax expense (recovery)
Current, net	—	12	(30)	(225)
Deferred, net	—	(1,314)	—	(1,308)
NET INCOME (LOSS)	2,818	(213,451)	(40,007)	(215,610)

OTHER COMPREHENSIVE LOSS
Change in fair value of investments at fair value through other comprehensive income (Note 8)	$(5)	(78)	(190)	(78)

NET INCOME (LOSS) and COMPREHENSIVE INCOME (LOSS)	$2,813	$(213,529)	$(40,197)	$(215,688)

Net earnings (loss) per common share, basic	$0.027	$(0.677)	$(0.385)	$(0.686)
Net earnings (loss) per common share, diluted	$0.026	$(0.677)	$(0.385)	$(0.686)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the nine months ended June 30, 2024 and May 31, 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES[1]	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2022	78,453,879	$769,725	$28,338	$(78)	$(289,927)	$508,058
Shares issued to former shareholders of EIC, net of issue costs of nil (Note 15)	1,985,777	5,000	—	—	—	5,000
Share-based compensation (Note 10)	—	—	4,519	—	—	4,519
Exercise of stock options	11,300	34	(14)	—	—	20
Exercise of restricted share units	41,055	436	(436)	—	—	—
Exercise of performance share units	614	7	(7)	—	—	—
Net loss and comprehensive loss	—	—	—	78	(215,688)	(215,610)
Balance - May 31, 2023	80,492,625	$775,202	$32,400	$—	$(505,615)	$301,987

Balance - October 1, 2023	81,161,630	$776,906	$33,404	$(159)	$(538,528)	$271,623
Unit financing, net of issue costs (Note 10 (iii))	8,901,000	19,157	—	—	—	19,157
Share-based compensation (Note 10)	—	—	6,089	—	—	6,089
Private placement (Note 10)	12,893,175	39,179	—	—	—	39,179
Exercise of stock options (Note 10)	3,942	11	(6)	—	—	5
Exercise of restricted share units (Note 10)	839,388	2,452	(2,452)	—	—	—
Exercise of performance share units (Note 10)	2,216	22	(22)	—	—	—
Net loss and comprehensive loss	—	—	—	(190)	(40,007)	(40,197)
Balance - June 30, 2024	103,801,351	$837,727	$37,013	$(349)	$(578,535)	$295,856

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

1 The Company implemented a consolidation of its common shares in July 2023 and the number of Common Shares has been retrospectively adjusted. Refer to Note 1 for further information.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the nine months ended June 30, 2024 and May 31, 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NINE MONTHS ENDED
	JUNE 30, 2024	MAY 31, 2023
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss	$(40,007)	$(215,610)
Items not affecting operating cash:
Share-based compensation (Note 10)	6,089	4,519
Depreciation and amortization	9,006	20,766
(Gain) loss on disposal of property, plant and equipment and intangible assets	(657)	259
Impairment of property, plant and equipment	—	153,337
Impairment of intangible assets and goodwill	—	37,905
Realized fair value on inventories sold and other inventory charges (Note 6)	36,713	40,286
Unrealized gain on changes in fair value of biological assets (Note 5)	(32,361)	(47,230)
Financing costs	165	168
Investment income	(2,516)	(2,937)
Share of loss from investments in associates	389	989
Change in fair value of contingent consideration	(50)	(2,898)
Legal recovery	—	(75)
Bad debts and provision for expected credit losses (Note 4)	4,239	—
Change in fair value of derivative liabilities and other financial assets (Note 8 & 9)	6,076	(4,785)
Share issue costs allocated to derivative liabilities (Note 9)	668	$—
Income tax recovery	(30)	(1,533)
Cash used in operating activities before working capital changes	(12,276)	(16,839)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	(12,326)	2,241
Net change in accounts payable and accrued liabilities, provisions and other liabilities	19,581	(7,163)
Net cash used in operating activities	(5,021)	(21,761)

FINANCING ACTIVITIES
Proceeds from unit financing, net of issue costs (Note 10)	26,287	—
Private placement, net of share issue costs of $420 (Note 10)	41,100	—
Payment of lease liabilities, net of sublease receipts	(564)	(533)
Payment of long-term debt	(60)	(60)
Stock options exercised	5	20
Net cash provided by (used in) financing activities	66,768	(573)

INVESTING ACTIVITIES
Purchase of short-term investments	(800)	(10,000)
Proceeds from short-term investments	—	40,476
Investment income	2,505	2,534
Change in restricted funds, net	8,453	4,732
Other financial assets (Note 8)	(23,363)	(8,852)
Proceeds on sale of property, plant and equipment	297	737
Purchase of property, plant and equipment (Note 7)	(2,921)	(22,012)
Purchase of intangible assets	(526)	(1,081)
Net cash (used in) provided by investing activities	(16,355)	6,534

INCREASE (DECREASE) IN CASH	$45,392	$(15,800)
CASH POSITION
Beginning of period	33,864	$68,515
End of period	$79,256	$52,715

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    4

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended June 30, 2024 and May 31, 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); and (ii) 10870277 Canada Inc., a special purpose holding company for the Company. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018.

On October 1, 2023, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiaries, The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. The Company's current fiscal year commenced on October 1, 2023 and will end on September 30, 2024 (fiscal 2024). As a result of the change in year end, the current period in these condensed consolidated interim financial statements is for the three and nine months ended June 30, 2024, whereas the comparative period is for the three and nine months ended May 31, 2023.

On June 19, 2023, the Company's Board of Directors approved the consolidation of the Company’s issued and outstanding Common Shares at a consolidation ratio of four (4) pre-consolidation Common Shares for every post-consolidation Common Share (the “Share Consolidation”). The Share Consolidation was implemented with effect from July 5, 2023 to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, to reduce volatility, and to enhance the marketability of the Common Shares to institutional investors. In accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), the change has been applied retrospectively and as a result, all disclosures of Common Shares, per Common Share data and data related to stock options, restricted share units ("RSU"), performance share units ("PSU"), warrants and top-up-rights in the accompanying condensed consolidated interim financial statements and related notes reflect this Share Consolidation for all periods presented.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard (“IAS 34”) Interim Financial Reporting as issued by the IASB. The interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the thirteen months ended September 30, 2023 and year ended August 31, 2022 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with IFRS as issued by the IASB.

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on August 9, 2024.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    5

has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

3.     MATERIAL ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements, except for the adoption of the following new standards and amendments.

Amendments to IAS 8: Definition of Accounting Estimates
These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The Company adopted these amendments effective October 1, 2023. Management assessed the Company’s significant accounting estimates under the new definition and concluded that the application of these amendments do not have an impact on the Company's consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

The Company adopted these amendments effective October 1, 2023. The application of these amendments have an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences (e.g. leases and decommissioning liabilities). In other words, these amendments clarify that a deferred tax asset and liability must be recognized on the initial recognition of a lease or decommissioning liabilities. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

The Company adopted these amendments effective October 1, 2023. The Company’s previous accounting policy was to not apply the initial recognition exemption (i.e. the Company previously recognized deferred tax assets and liabilities on the Company’s lease liabilities and right-of-use assets, respectively). This previous accounting policy choice is consistent with the amendments to IAS 12 and therefore, the application of these amendments do not have an impact on the Company's consolidated financial statements.

Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    6

Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements, except for the following estimate and judgment:

Recognition and measurement of derivative financial instrument
In determining the initial and subsequent measurement of the derivative in relation to non-voting Class A convertible preferred shares, management has applied significant judgment and estimation in regards to the fair valuation of the derivative liability. Refer to Note 9 and 13 for further information.

4.    ACCOUNTS AND OTHER RECEIVABLES
The Company’s accounts and other receivables include the following balances as at June 30, 2024 and September 30, 2023:

	JUNE 30, 2024	SEPTEMBER 30, 2023
Gross trade receivables	$32,160	$28,791
Less: reserves for product returns and price adjustments	(530)	(810)
Less: expected credit losses	(4,712)	(524)
Trade receivables	26,918	27,457
Sales taxes receivable	14	9
Current portion of net investment in subleases	529	508
Other receivables	2,470	2,183
	$29,931	$30,157

During the three and nine months ended June 30, 2024, the Company recognized a provision for expected credit losses of $nil and $4,188, respectively, included in general and administrative expenses in the condensed consolidated interim statements of operations and comprehensive income (loss).

5.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories. The changes in the carrying value of biological assets are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2023	$6,945	$10,410	$17,355
Unrealized gain on changes in fair value of biological assets	—	32,361	32,361
Production costs capitalized	30,154	—	30,154
Transfer to inventory upon harvest	(30,965)	(34,644)	(65,609)
Balance, June 30, 2024	$6,134	$8,127	$14,261

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 13), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of June 30, 2024, it is expected that the Company’s biological assets will yield 31,244 kg (September 30,
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    7

2023 – 26,917 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	June 30, 2024		September 30, 2023		SENSITIVITY	June 30, 2024	September 30, 2023
Average selling price per gram	$1.25		$1.52		Increase or decrease by 10% per gram	$1,387	$1,690
Expected average yield per plant	183	grams	173	grams	Increase or decrease by 10 grams	$758	$978

The expected average yield per plant at June 30, 2024 and September 30, 2023 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (CBD) dominant strains where trim is also harvested for extraction).

6.     INVENTORIES
The Company’s inventories are comprised of the following balances as at June 30, 2024 and September 30, 2023:

	June 30, 2024
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,517	$999	$2,516
Dry cannabis
Available for packaging	17,106	11,192	28,298
Packaged inventory	4,068	1,884	5,952
Flower and trim available for extraction	1,108	897	2,005
Concentrated extract	6,823	2,842	9,665
Formulated extracts
Available for packaging	6,069	2,380	8,449
Packaged inventory	3,421	357	3,778
Packaging and supplies	9,155	—	9,155
	$49,267	$20,551	$69,818

	SEPTEMBER 30, 2023
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,033	$949	$1,982
Dry cannabis
Available for packaging	15,250	16,398	31,648
Packaged inventory	4,634	1,559	6,193
Flower and trim available for extraction	1,180	1,602	2,782
Concentrated extract	3,745	2,111	5,856
Formulated extracts
Available for packaging	3,681	366	4,047
Packaged inventory	2,224	80	2,304
Packaging and supplies	8,786	—	8,786
	$40,533	$23,065	$63,598

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    8

The amount of inventory expensed in cost of sales for the three and nine months ended June 30, 2024 was $23,568 and $64,628 (May 31, 2023 – $22,093 and $69,374), respectively. The amount of inventory provisions and waste for the three and nine months ended June 30, 2024 was $1,650 and $6,990 (May 31, 2023 – $6,893 and $14,193), respectively, which include, provisions for excess and unsaleable inventories of $628 and $2,614 (May 31, 2023 – $2,823 and $5,146), respectively, adjustments to net realizable value of $71 and $117 (May 31, 2023 – $2,755 and $5,082), respectively and processing and packaging waste of $951 and $4,259 (May 31, 2023 – $1,315 and $3,965), respectively, which is comprised of the production or purchase costs of these inventories. The remaining balance of cost of sales relates to freight and operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the three and nine months ended June 30, 2024 was $13,728 and $36,713 (May 31, 2023 – $13,588 and $40,286), respectively, including realized fair value on inventories sold of $10,423 and $29,420 (May 31, 2023 – $9,347 and $29,717), respectively. Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the three and nine months ended June 30, 2024 were $3,376 and $7,410 (May 31, 2023 – $6,996 and $15,651), respectively, consisting of $71 and $117 (May 31, 2023 – $2,755 and $5,082), respectively, recognized in cost of sales and $3,305 and $7,293 (May 31, 2023 – $4,241 and $10,569), respectively, recognized in fair value adjustments.

7.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, September 30, 2023	$4,705	$160,980	$166,940	$14,839	$4,600	$352,064
Additions	—	495	1,837	331	16	2,679
Disposals	—	—	(241)	—	(1,011)	(1,252)
Balance, June 30, 2024	$4,705	$161,475	$168,536	$15,170	$3,605	$353,491

Accumulated depreciation and impairment
Balance, September 30, 2023	$(2,721)	$(99,897)	$(136,571)	$(11,593)	$(2,236)	$(253,018)
Adjustment	—	—	591	—	—	591
Depreciation	—	(2,153)	(3,874)	(376)	(248)	(6,651)
Disposals	—	—	176	—	846	1,022
Balance, June 30, 2024	$(2,721)	$(102,050)	$(139,678)	$(11,969)	$(1,638)	$(258,056)

Net book value
September 30, 2023	$1,984	$61,083	$30,369	$3,246	$2,364	$99,046
June 30, 2024	$1,984	$59,425	$28,858	$3,201	$1,967	$95,435

Included in deferred charges and deposits is $485 (September 30, 2023 – $222) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded into property, plant and equipment as equipment is received.

Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	JUNE 30, 2024	MAY 31, 2023
Total additions (including right-of-use lease assets)	$2,679	$23,060
Additions related to right-of-use lease assets	(16)	(2,300)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	263	(2,431)
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(5)	3,683
Purchase of property, plant and equipment	$2,921	$22,012

8. OTHER FINANCIAL ASSETS
i.Weekend Holdings Corp.
On March 30, 2023, the Company entered into a product purchase agreement with Greentank Technologies Corp. ("Greentank"), a leading vaporization technology company and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. (“WHC”). The product purchase agreement grants the Company an exclusivity period in Canada for
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    9

the new technology used in 510 vape cartridges and other formats for cannabis, including the development of a proprietary custom all-in-one device. The period of exclusivity is 18 months following its commercialization. Under the terms of the subscription agreement, the Company subscribed for preferred shares of WHC for an aggregate subscription price of US$4.0 million ($5,504 including transaction costs of $73) representing an approximate 2.6% interest in WHC.

At initial recognition, the investment in WHC is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income. As at June 30, 2024, the investment had a fair value of $5,155 (September 30, 2023 – $5,345). During the three and nine months ended June 30, 2024, the Company recognized a decrease in fair value of $5 and $190 respectively, in the condensed consolidated interim statements of operations and comprehensive income (loss) within other comprehensive loss.

ii.Phylos Bioscience Inc.
On May 25, 2023, the Company entered into a secured convertible loan agreement (the "Secured Convertible Loan Agreement") with Phylos Bioscience Inc. ("Phylos"), a cannabis genetics company and provider of production-ready seeds, based in Portland, Oregon. Under the terms of this agreement, the Company will advance up to USD$8 million to Phylos in three tranches structured as a secured convertible loan. The Company advanced Phylos an initial US$3.25 million ($4,429) on the closing date of the first tranche of the secured convertible loan and is committed to fund up to an additional US$4.75 million over two tranches within 12 and 24 months from the initial closing date, subject to the completion of certain milestones. The secured convertible loan will accrue paid-in-kind interest (“PIK”) at a rate of the U.S. Prime Rate + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the secured convertible loan will be on the fifth anniversary of the initial closing date subject to one-year extensions at the Company's discretion and certain other conditions stipulated in the Secured Convertible Loan Agreement. The secured convertible loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances.

In November 2023, Phylos met the first milestone under the Secured Convertible Loan Agreement and the Company funded the second tranche of US$2.75 million ($3,746). The initial recognition of the second tranche was adjusted against the value of the derivative liability that was already recognized as part of the overall transaction at the time of initial recognition of the first tranche of the secured convertible loan. Refer to Note 9 (ii) for further information.

As at June 30, 2024, the secured convertible loan had a total fair value of $5,019 (September 30, 2023 – $3,092). During the the three and nine months ended June 30, 2024, the Company recognized a decrease in fair value of $637 and $434, respectively, in the condensed consolidated interim statements of operations and comprehensive income (loss).

iii.Steady State LLC (d/b/a Open Book Extracts)
In March 2024, the Company invested US$2 million ($2,717) in Open Book Extracts (“OBX”) in the form of a convertible promissory note. U.S. based OBX specializes in legal cannabinoid ingredient production and serves as a one-stop formulation and finished goods manufacturer, simplifying its clients’ supply chains. This convertible promissory note accrues simple interest at the Bank of England base rate plus 8%, capped to a maximum of 15%. All accrued interest is due and payable in full upon maturity, conversion, or prepayment of the convertible promissory note. Unless earlier converted, the principal amount and all accrued interest will be due and payable on October 16, 2026 (the “Maturity Date”). Upon maturity of the convertible promissory note, the principal amount and unpaid accrued interest may be converted, at the Company’s option, into shares of OBX.

As at June 30, 2024, the convertible note had a total fair value of $2,706. During the three and nine months ended June 30, 2024, the Company recognized a decrease in fair value of $11 and $11, respectively, in the condensed consolidated interim statements of operations and comprehensive income (loss).

iv.Sanity Group GMBH
In June 2024, the Company entered into an arrangement with Sanity Group GmbH (“Sanity Group”), a cannabis company based in Berlin, Germany. As per the arrangement, the Company agreed to acquire a minority stake in Sanity Group by purchasing equity interests from existing Sanity Group founders and shareholders for €2.5 million, and to advance €11.5 million to Sanity Group by way of unsecured convertible note ("Convertible Note") for a total initial investment of €14 million (C$21 million).

On June 27, 2024, the Company advanced a first tranche of the Convertible Note of €11.5 million ($16,900), with an option to advance a further €3 million in the future subject to the satisfaction of certain conditions. This Convertible Note accrues simple interest of 10% per annum and has a fixed term of 36 months from the closing date of first tranche of June 27, 2024, being maturity date. On the maturity date, unless converted earlier in case of certain events, the Company will have three options (i) repay the principal amount and all accrued interest; (ii) extend the maturity date by 12 months; or (iii) convert the note into the most senior class of shares. As at June 30, 2024, the Company has not noted any change in the fair valuation.

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9.    DERIVATIVE LIABILITIES
i.    Top-up Rights
In connection with the closing of the first tranche of the Follow-on BAT Investment (as hereinafter defined) by British American Tobacco p.l.c ("BAT"), the Company and BAT entered into an amended and restated investor rights agreement (the "Amended and Restated IRA") that has superseded the earlier investor rights agreement. Refer to Note 10 for further information.

As at June 30, 2024, the Company revalued the top-up-rights (the "Top-up Rights") of BAT pursuant to the Amended and Restated IRA at an estimated fair value of $3,268 (September 30, 2023 – $130). The Company recorded an increase in the estimated fair value change of the Top-up Rights for the three and nine months ended June 30, 2024 of $2,249 and $3,138 (May 31, 2023 – decrease of $431 and $653).

The following inputs were used to estimate the fair value of the Top-up Rights at June 30, 2024 and September 30, 2023:

	JUNE 30, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$3.65	$—	$—
Risk free interest rate	3.49% - 4.00%	3.50%	3.56%	3.71%
Expected future volatility of common shares	75.00% - 90.00%	90.00%	75.00%	75.00%
Expected life (years)	1.57 - 3.91	3.76	3.04	2.42
Forfeiture rate	10%	—%	25%	5%

	SEPTEMBER 30, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$2.50	$—	$—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of common shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life (years)	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

ii.    Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of the Secured Convertible Loan Agreement, upon the achievement of certain milestones the Company had a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recognized a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan. As at September 30, 2023, the Company revalued this commitment at an estimated fair value of $1,743.

In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. As at June 30, 2024, the Company revalued its commitment for the third tranche at an estimated fair value of $952. The Company recorded an increase in fair value of $182 and $594 for the three and nine months ended June 30, 2024.

iii.    Non-voting Class A preferred shares
In relation to the Follow-on BAT Investment, the Company is required to issue non-voting Class A convertible preferred shares ("Preferred Shares"). The Preferred Shares to be issued as part of future tranches represent an obligation for the Company to deliver a variable number of its own Common Shares and hence meet the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. The Company measured the derivative at fair value on initial recognition. The derivative financial instrument would be classified as a derivative asset or a derivative liability depending partly on whether the fair value of the Company's Preferred Shares is above or below the $3.2203 subscription price. At initial recognition, the carrying amount of the Common Shares issued in the first tranche was measured as the difference between the proceeds received from BAT for the first tranche minus transactions costs and the fair value of the derivative of $1,921. Refer to Note 10 (iii) for further information regarding Follow-on BAT Investment.

As at June 30, 2024, the Company revalued the derivative liability at an estimated fair value of $6,366. During the three and nine months ended June 30, 2024, the Company recorded a fair value gain for change in the derivative liability of $7,442 and loss of $4,454, respectively in the condensed consolidated interim statements of operations and comprehensive income (loss). The derivative liability is included in the current derivative liabilities on the condensed consolidated interim statement of financial position.

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iv.    Unit offering
On April 2, 2024, the Company closed the Offering for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the United States Securities Act of 1933, as amended, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on April 2, 2024, the Company recorded derivative liabilities of $7,798 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $668 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the Offering.

As at June 30, 2024, the Company revalued the remaining derivative liabilities at an estimated fair value of $5,252. The Company recorded a decrease in the estimated fair value change of the derivative liabilities for the three and nine months ended June 30, 2024 of $2,546 and $2,546, respectively.

10.    SHARE CAPITAL
i.    Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii.    Issued share capital
As at June 30, 2024, the Company’s issued and outstanding share capital consisted of 103,801,351 (September 30, 2023 – 81,161,630) Common Shares with a carrying value of $837,727 (September 30, 2023 - $776,906).

iii.    Issuances of share capital
Private Placement
In November 2023, the Company entered into a subscription agreement with BAT for a $124.6 million follow-on investment (the "Follow-on BAT Investment"), whereby BAT, acting through its wholly owned subsidiary BT DE Investments Inc., agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. At each tranche closing, BAT will be issued Common Shares in the Company insofar as the aggregate number of Common Shares owned or controlled by BAT does not exceed 30% of the aggregate number of Common Shares issued and outstanding. To the extent that BAT would otherwise acquire in excess of 30% of the outstanding Common Shares, it will be issued Preferred Shares.

The Preferred Shares will be eligible for conversion into voting Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5% per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in the Company (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding.

In connection with the closing of the first tranche, the Company and BAT also entered the Amended and Restated IRA, pursuant to which BAT is eligible to appoint up to 30% of the Board of Directors. Furthermore, the Amended and Restated IRA extends the period within which BAT is eligible to exercise certain Top-Up Rights to 12 months after the closing date of the final tranche of the Follow-on BAT Investment.
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In January 2024, the Company obtained shareholder and other regulatory approvals and closed the first of three tranches of the Follow-on BAT Investment. Pursuant to the first tranche closing, BAT acquired 12,893,175 Common Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,520. The remaining 25,786,350 shares are to be subscribed for in two further equal tranches on or around August 30, 2024 and February 28, 2025, subject to certain customary conditions. Considering the Company will be issuing the Preferred Shares as part of future tranches, this represents an obligation for the Company to deliver a variable number of its own Common Shares and hence meets the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. IFRS 9 requires the value of such derivative to be recognized as part of closing of the first tranche and therefore, the carrying amount of the Common Shares issued in the first tranche on initial recognition was measured as the difference between the gross proceeds of $41,520 received from BAT for the first tranche minus transaction costs of $420 and the fair value of the derivative of $1,921. Refer to Note 9 (iii) for further details.

The Company incurred the total costs of $1,259 in the form of listing fees, regulatory fees, and legal and professional fees. Out of this total cost, $420 was allocated to the Common Shares that were issued on closing of the first tranche of Follow-on BAT Investment. Out of the remaining costs, $19 were allocated to the derivative liability and recognized as an expense in the condensed consolidated interim statements of operations and comprehensive income (loss) and $820 are related to a probable issuance of shares in the future and have been recognized as prepaid expenses and deposits.

Unit offering
On April 2, 2024, the Company closed the Offering for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. As described in Note 9, $7,798 of the gross proceeds was allocated to derivative liabilities with the residual, $20,953, which represents the value allocated to the Common Shares, being recorded in share capital. Share issue costs were $2,464 which included a 4.7% cash commission of $1,366 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $668 of the share issue costs were allocated to the derivative liabilities and expensed in the condensed consolidated interim statements of operations and comprehensive income (loss) and the balance of $1,796 was allocated to the Common Shares recorded in share capital.

iv.    Share-based compensation
During the three and nine months ended June 30, 2024, the Company recognized total share-based compensation charges, including those related to production employees which are charged to biological assets and inventory of $2,087 and $6,089 (May 31, 2023 – $1,325 and $4,519).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the nine months ended June 30, 2024:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2023	2,829,676	$9.94
Granted	62,000	5.60
Exercised	(3,942)	1.49
Cancelled / Forfeited	(70,813)	10.26
Expired	(6,850)	16.07
Balance - June 30, 2024	2,810,071	$9.84

The fair value of options granted during the nine months ended June 30, 2024, was $123 (May 31, 2023 – $1,027) and was estimated using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

For the three and nine months ended June 30, 2024, share-based compensation charges, including related to production employees that are charged to biological assets and inventory, were $192 and $875 (May 31, 2023 – $860 and $2,660), respectively, related to the Company’s stock option plan.

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Restricted share units ("RSUs")
The following table summarizes the movement in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2023	881,149
Granted	3,379,070
Exercised	(839,388)
Cancelled / Forfeited	(78,953)
Balance - June 30, 2024	3,341,878

The estimated fair value of the equity-settled RSUs granted during the nine months ended June 30, 2024 was $6,859 (May 31, 2023 – $1,828), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years except for certain RSUs that were vested on the grant date.

For the three and nine months ended June 30, 2024, $1,763 and $4,858 (May 31, 2023 – $459 and $1,777) respectively, have been recognized as share-based compensation expenses.

Performance share units ("PSUs")
The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2023	260,713
Granted	911,213
Exercised	(2,216)
Cancelled / Forfeited	(45,421)
Balance - June 30, 2024	1,124,289

The estimated fair value of the equity-settled PSUs granted during the nine months ended June 30, 2024 was $792 (May 31, 2023 – $1,042), which was based on the Company’s share price at the grant date, adjusted for an estimate of the likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years.

For the three and nine months ended June 30, 2024, $132 and $356 (May 31, 2023 – $6 and $82) respectively, have been recognized as share-based compensation expense.

11.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

Management and Board compensation
For the three and nine months ended June 30, 2024 and May 31, 2023, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2024	MAY 31, 2023	JUNE 30, 2024	MAY 31, 2023
Salaries	$1,459	$1,065	$4,509	$4,087
Share-based compensation	1,427	769	3,814	2,801
Total key management compensation	$2,886	$1,834	$8,323	$6,888

During the three and nine months ended June 30, 2024, — nil and 62,000 stock options (May 31, 2023 – nil and 200,000), respectively, were granted to key management personnel with an aggregate fair value of $nil and $123 (May 31, 2023 – $nil and $631), respectively. In addition, during the three and nine months ended June 30, 2024, 7,575 and 2,146,117 RSUs (May 31, 2023 – nil and 285,191), respectively were granted with a fair value of $20 and $4,320 (May 31, 2023 – $nil and $1,325),respectively. For the three and nine months ended June 30, 2024, nil and 678,717 PSUs (May 31, 2023 – nil and 136,920), respectively, were issued to key management personnel with an aggregate fair value of $nil and $543 (May 31, 2023 – $nil and $305), respectively.

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Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and nine months ended June 30, 2024, under the Product Development Collaboration Agreement between the Company and BAT dated March 10, 2021, BAT incurred $816 and $3,204 (May 31, 2023 – $687 and $2,499), respectively, for direct expenses and the Company incurred $1,587 and $8,357 (May 31, 2023 – $2,139 and $7,212), respectively, of direct expenses and capital expenditures of $1 and $96 (May 31, 2023 – $666 and $1,306), respectively, related to the Center of Excellence. The Company recorded in the three and nine months ended June 30, 2024, $1,202 and $5,781 (May 31, 2023 – $1,412 and $4,885),respectively of these expenditures within research and development expenses in the condensed consolidated interim statements of operations and comprehensive income (loss). For the three and nine months ended June 30, 2024, the Company recorded $1 and $49 (May 31, 2023 – $333 and $653), respectively, of capital expenditures which are included in the condensed consolidated interim statements of financial position.

At June 30, 2024, there is a balance receivable from BAT of $2,789 (September 30, 2023 – $167).

In November 2023, the Company entered into a subscription agreement with BAT for a $124.6 million Follow-on BAT Investment, whereby BAT, agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. In January, 2024, the Company obtained shareholder and other regulatory approvals and closed the first of three tranches of the Follow-on BAT Investment. Pursuant to the first tranche closing, the Company issued 12,893,175 Common Shares, resulting in BAT's beneficial ownership in the Company reaching at approximately 29.9%. For the remaining two tranches, BAT will be issued Common Shares in the Company insofar as the aggregate number of Common Shares owned or controlled by BAT does not exceed 30% of the aggregate number of Common Shares issued and outstanding. To the extent that BAT would otherwise acquire in excess of 30% of the outstanding Common Shares, it will be issued Preferred Shares. Refer to Note 10 (iii) for further information regarding Follow-on BAT Investment.

12.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at June 30, 2024 is $311,794 (September 30, 2023 - $273,651). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs) and the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company's investment in Greentank.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period.

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $100 (September 30, 2023 – $155), which is its carrying value.

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The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $2 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares. A sensitivity analysis for a change in inputs was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's Common Shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of our international customers. For certain trade and other receivables, management also obtains insurance, guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, short-term investments, restricted funds, other financial assets and accounts receivable and other receivables on the statement of financial position at June 30, 2024 approximates $149,218 (September 30, 2023 – $90,351).

As of June 30, 2024 and September 30, 2023, the Company’s aging of trade receivables was as follows:

	JUNE 30, 2024	SEPTEMBER 30, 2023
0-60 days	$27,403	$22,946
More than 60 days	4,757	5,845
Gross trade receivables	$32,160	$28,791
Less: Expected credit losses and reserve for product returns and price adjustments	(5,242)	(1,334)
	$26,918	$27,457

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At June 30, 2024, the Company had $79,256 (September 30, 2023 – $33,864) of cash and working capital of $157,750 (September 30, 2023 – $133,545). Further, the Company may potentially access equity capital through the capital markets if required.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    16

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at June 30, 2024:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	39,722	39,722	39,722	—	—	—
Long-term debt	100	101	61	40	—	—
Lease obligations	3,222	4,108	971	852	668	1,617
	$43,044	$43,931	$40,754	$892	$668	$1,617

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $1,728 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk.

(d) Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

14.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three and nine months ended June 30, 2024 and May 31, 2023 is disaggregated as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2024	MAY 31, 2023	JUNE 30, 2024	MAY 31, 2023
Recreational wholesale revenue (Canadian)	$59,011	$44,817	$166,168	$138,979
Direct to patient medical and medical wholesale revenue (Canadian)	325	544	1,219	2,876
International wholesale (business to business)	2,367	1,778	5,576	18,405
Wholesale to Licensed Producers (Canadian)	1,900	1,262	4,241	1,825
Other revenue	2	8	96	104
Gross revenue	$63,605	$48,409	$177,300	$162,189
Excise taxes	(22,545)	(15,624)	(62,157)	(46,590)
Net revenue	$41,060	$32,785	$115,143	$115,599

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including Licensed Producers, for further processing and sales onto their end customers.

During the three and nine months ended June 30, 2024, the Company had four and four customers (May 31, 2023 – three and three customers), respectively, that individually represented more than 10% of the Company’s net revenue.

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15.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2024	MAY 31, 2023	JUNE 30, 2024	MAY 31, 2023
Office and general	$3,519	$4,965	$15,913	$12,787
Wages and benefits	3,717	3,028	11,650	10,258
Professional fees	1,170	4,686	4,906	9,089
Depreciation and amortization	964	1,453	2,889	4,292
Travel and accommodation	169	211	527	601
Utilities	161	140	441	404
Total general and administrative expenses	$9,700	$14,483	$36,326	$37,431

During the three and nine months ended June 30, 2024, the Company recognized a provision for expected credit losses of $nil and $4,188, respectively, and included in the office and general category in the table above.

16.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

17.    SUBSEQUENT EVENTS
In July 2024, using proceeds from its Jupiter strategic investment pool, the Company purchased equity interests of €2.5 million ($3,679) from existing Sanity Group founders and shareholders, which provided the Company with a minority stake in Sanity Group.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024 AND MAY 31, 2023    18